MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2009

Date of Report: August 5, 2009

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ended: June 30, 2009

Date of Report: August 5, 2009

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd. (the “Company”), including its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”) and Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, for the six months ended June 30, 2009.  It should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2008 and the interim unaudited consolidated financial statements for the six-month period ended June 30, 2009.

All financial information in this Management’s Discussion and Analysis (“MD&A”) is expressed and prepared in accordance with the Canadian generally accepted accounting principles. All references are in Canadian dollars, the Company’s reporting currency, unless otherwise noted. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes.

Certain forward-looking statements are discussed in this MD&A with respect to the Company’s activities and future financial results. These are subject to risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

COMPANY OVERVIEW

The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange Alternext (“NYSE-Alt”) under the symbol “DEJ”.  The Company ceased to trade on the TSX Venture Exchange (“TSX-V”) and graduated to the TSX effective November 20, 2008.

The Company is in the business of exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States.  The Company also has a carried and royalty interest in a portion of the Titan Uranium Inc. (“Titan”) uranium properties and may in the future elect to convert its carried interest for an additional royalty interest.

The Company holds approximately 148,000 net acres of oil and gas leases in the following regions:

•

The Peace River Arch of northwestern British Columbia and northeastern Alberta, Canada

•

The Piceance and Uinta Basins in the US Rocky Mountains

The Company's near term business objective is to grow oil and gas production to generate sufficient cash flows to sustain operations and enhance shareholder value, through a strategy of acquiring working interests on a joint venture basis, in areas and projects that it believes have high discovery potential.

In Q2 2008, the Company commenced production and started receiving revenue from its Peace River Arch oil & gas properties, realizing the shift from a pure play exploration company to an oil and gas production company.

HIGHLIGHTS

The second quarter is traditionally a slower period operationally within the oil and gas industry due to spring break up, and with the current economic climate, the Company did not participate in the drilling of any wells during the quarter.  However, the Company was active in the acquisition and disposition market. As of June 30, 2009, the Company had completed the sales of a combined 13% of the Company’s working interest in the Drake/Woodrush project and its entire interest in the Carson Creek area for a total sale price of $4,440,000.  Subsequent to June 30, 2009, the Company disposed of further working interest in the Drake/Woodrush project for proceeds of $1,260,000.  Furthermore, the Company settled debts of US$2,000,000 (CAD$2,326,000) with Brownstone Ventures Inc. (“Brownstone”) and $450,000 with a private company controlled by the CEO of the Company, for a total debt settlement of CAD$2,776,000.  Another $2,500,000 short-term debt was restructured and extended. The above actions resulted in a reduction in the Company’s liabilities (excluding asset retirement obligations and future income tax liabilities) from the end of the first quarter level of $16.38 million to $7.8 million.

a)

Peace River Arch, Canada

•

Increased the Proved and Probable (2P) reserve value to $31 million as at December 31, 2008

•

Acquired 6,350 net acres in a new Montney formation natural gas prospect (“Montney”) in British Columbia in 2008

•

Completed divestitures of non-strategic producing interest in Canadian assets totaling C$4.4 million, applying 100% of these funds to the reduction of short term obligations in Q2 2009

b)

Piceance and Uinta Basins, USA

•

Increased land holdings to 128,000 net acres as at December 31, 2008

•

Established a joint venture on 14,000 gross acres with Fidelity Exploration & Production Company, a subsidiary of MDU Resources Group Inc., a NYSE listed company with US$4.2 billion in revenues

•

Established a joint venture on 22,000 gross acres with Laramie Energy II LLC (“Laramie”)

c)

Financial Condition and Liquidity

As at June 30, 2009, the Company had a working capital deficit of $3,392,000 as compared to $12,712,000 as at December 31, 2008, broken down as follows:

Current assets	$1,877,049
Bank line of credit	(1,650,000)
Accounts payable and accrued liabilities	(2,557,241)
Deposits from asset sales	(162,000)
Loan from related party	(900,000)
($3,392,192)

The working capital deficit was mainly due to significant accounts payable resulting from the operation of oil and gas production, the bank line of credit secured during Q3 2008, and the loan from related party that is due on July 1, 2010.

The Company had cash and cash equivalents of $521,000 as at June 30, 2009.  In addition to the cash balance, the Company also had accounts receivable of $786,000, most of which related to June 2009 oil and gas sales and had been received subsequent to June 30, 2009.

As at June 30, 2009, the Company had no shares of Titan outstanding.  During the six months ended June 30, 2009, the Company realized cash proceeds of $2,305,491 from the sale of 16,750,000 Titan shares.

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to a private company controlled by the Chief Executive Officer (“CEO”) of the Company. As at June 22, 2009, $1,800,000 remained outstanding.

On June 22, 2009, in an effort to reduce the Company’s debt, the Company entered into an agreement with the private company controlled by the CEO of the Company.  Pursuant to the agreement, $450,000 of the debt were converted into a 12% note due on January 1, 2010.  The due date is extendable until July 1, 2010 by a 6% bonus payable in shares.  $450,000 of the debt were converted into 1,363,636 common shares at a deemed price of $0.33 per share and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The remaining $900,000 will be converted into minority property interests in certain of the Company’s Canadian oil and gas leases.

On August 11, 2008, the Company borrowed $600,000 from a private company controlled by the CEO of the Company.  On March 19, 2009, a repayment of $600,000 was made and as at June 30, 2009, no balance remained outstanding.

On June 18, 2008, a promissory note with a face value of US $4,000,000 was issued to Brownstone Ventures Inc. (“Brownstone”), a working interest partner in the Colorado/Utah Projects.  The proceeds were used for the acquisition of additional acreage interests.  The promissory note was secured by a general security agreement issued by the Company and bore interest at 5% per annum. The principal and interest were repayable by the earlier of the Company completing an equity or debt financing and July 1, 2009.  On July 1, 2008, a repayment of $222,948 (US$220,000) was made and as at June 22, 2009, $4,767,714 (US$3,780,000) remained outstanding.  On June 22, 2009, the Company negotiated an agreement with Brownstone, which allowed the Company to convert a portion of its debt to Brownstone to equity units and a new one-year term debt note. Under the agreement, US$2,000,000 of the debt were converted into 6,666,667 common shares at a deemed price of C$0.33 per share and 3,333,333 common share purchase warrants exercisable at a price of C$0.55 for a period of 5 years.  The remaining US$1,780,000 of the debt were converted into a Canadian dollar denominated 12% note due on July 1, 2010, with a face value of CAD$3,070,140.

In August 2008, DEAL secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000.  This facility, secured by DEAL’s oil and gas assets in Canada, was at interest rate of Canadian prime plus 1%.  As at June 30, 2009, $1,650,000 had been drawn on the line of credit.  In accordance with the terms of the revolving operating loan facility obtained in Q3 2008, DEAL is required to maintain an adjusted working capital ratio of not less than 1.10:1.  In April 2009, the terms of the Company‘s bank line of credit were restructured.  Effective April 1, 2009, the facility was reduced from $7,000,000 to $6,100,000, and the interest rate was increased from Canadian prime rate plus 1% to Canadian prime rate plus 3%.  Pursuant to the restructuring of the loan facility, the adjusted working capital ratio requirement was also waived by the Canadian Bank for the three-month periods ending December 31, 2008 and March 31, 2009.  In addition, the Company made certain repayments on account of the credit facility using the net proceeds from the sale of properties.

Subsequent to June 30, 2009, DEAL secured an agreement with the Canadian Bank to extend the facility to October 31, 2009.  Effective July 31, 2009, the facility was reduced from $6,100,000 to $1,780,000, and the interest rate was decreased from Canadian prime rate plus 3% to Canadian prime rate plus 2%.  The adjusted working capital ratio requirement was also waived for the three-month period ending June 30, 2009.

In Q2 2009, the Company has successfully reduced its debt and its working capital deficit significantly by disposing of non-strategic producing assets and by re-negotiating loan agreements.  In management’s opinion, the Company has sufficient funds to meet the Company’s general and administration expenses for the ensuing twelve months and to continue with work on the planned exploration and development activities.

BUSINESS ENVIRONMENT AND OUTLOOK

In the fall of 2008, the crisis in global financial markets accelerated, and commodity prices fell precipitously from their springtime highs as the world economy moved into a recession.  This profound shift in the business environment and the changes to royalty trust taxation and to the royalty regime in the Province of Alberta have caused the Company to make changes in its business strategy and expectations for near term growth.  In 2009, natural gas prices remain low, driven by high natural gas storage inventories, strong production levels in the United States, and reduced demand for natural gas as a result of the global economic downturn.

In light of this view, as well as the uncertainty in credit and equity markets, the Company intends to further reduce debt through divestiture of noncore assets, strengthen its balance sheet, and focus on developing projects that can generate revenues and cash flows in a lower priced commodity market.   Growth over the next one to two years will come from exploiting development opportunities at Drake/Woodrush property and from the development of low risk, high value resource plays identified in Montney in northwestern British Columbia and in select Piceance Basin properties.

As part of the Company’s overall strategy to conserve cash and effectively exploit its low risk, high value projects, the Company’s top management and certain staff members have agreed to defer at least 15% of their compensation in 2009.

OIL AND GAS EXPLORATION

US Activities

Colorado - Utah Oil & Gas Projects (Piceance)

In 2006, Dejour USA acquired working interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance, Uinta and Paradox Basins, located in western Colorado and eastern Utah respectively, from Retamco Operating Co. (“Retamco”).  Dejour USA subsequently acquired an interest in an additional 21,866 net acres within the area of interest defined within a Participation Agreement with Retamco.

In June 2008 Dejour USA entered into a further Purchase and Sale agreement with Retamco, resulting in acquisition of an additional 64,000 net acres.  The additional acreage was acquired in exchange for Dejour USA's 25% working interest in approximately 3,500 acres and two wells at North Barcus Creek, and a cash payment of approximately US$4 million. As part of the transaction, Brownstone provided Dejour with a US$4 million secured loan, due on July 1, 2009, which was used to purchase its additional acreage interests. As a result of the exchange of the North Barcus Creek acreage and wells, all of Dejour USA’s oil & gas proved and probable reserves in the US were disposed of.

As at June 30, 2009, Dejour USA presently has working interest ranging from 25% to 72%, subject to an 80%-87.5% Net Revenue Interest (“NRI”) except for 1 lease, in a total of 296 leases covering 272,777 net acres (426 sections) of land.

Dejour USA’s interests in the Piceance, Uinta and Paradox Basins consist of two project types.  The Company holds interest in lease positions overlying well defined Unconventional Gas Resource Plays covering 204,078 net acres.  The Piceance, Unita and Paradox Basin acreage contains low geologic risk natural gas assets plus the opportunity for deeper conventional reserves.  The Company also holds a 72% working interest in a deep Subthrust (or Overthrust) Project which is primarily representing a potential oil project covering 68,669 net acres.  Dejour USA is the operator of 6 of the projects in which it holds a 72% working interest.

In the Uinta and Piceance Basins, the Mesaverde formation is the primary gas target for most of the region, with the upper portion of the formation known as the Williams Fork.  The Williams Fork is often 2,500 feet to 3,800 feet thick, while the lower 1,000 feet to 2,000 feet of the formation contains the primary gas targets. These gas sands are considered to be “unconventional” “tight gas” and newer fracturing technology is utilized during completion.   Other significant but less well known resource plays being developed in the area of the Company’s leasehold include the Mancos Shale and the Greentown Shale in the Paradox Basin.  Several other gas bearing formations, including the Dakota and Entrada sands, are also targets in the basins. Current oil & gas spacing units in the region range from 40 – 640 acres; however, based on an improved understanding of the basins, recent studies have indicated that 10-acre spacing in select areas may provide for higher gas recovery.

The Subthrust oil project is located in Moffat County, Colorado and Uintah County, Utah.  This project is on the flank of the Douglas Creek Anticline and the primary target is the Pennsylvania Weber Sandstone formation with anticipated drilling depth of 15,000 feet.

The region contains several historic oil and gas fields, and infrastructure exists to support these operations. However, as the project areas are currently within one of the most active exploration regions in North America, significant new infrastructure capacity is currently under construction, including new pipelines and gas plants.

On November 14, 2008, a joint venture agreement was signed with Laramie Energy II LLC (“Laramie”), a privately funded exploration and production company with corporate offices in Denver, Colorado.   The joint venture involves approximately 22,000 gross acres (15,700 net to Dejour USA) in an area at the northwest edge of the Piceance Basin.  Under the terms of the agreement, Laramie will begin a continuous drilling program on the Dejour USA leases in the second half of 2009 and will have the right to earn up to 55% of the acreage covered under the agreement by completing at least four commercially productive wells over the next three to four years.

Summary of Capitalized US Oil and Gas Expenditures

A continuity summary of capitalized acquisition costs, exploration expenditures in the Company’s US oil and gas properties for the six months ended June 30, 2009 are as follows:

	December 31, 2008		June 30, 2009

	Net Book Value	Net Expenditures	Write-off	Net Book Value
US Oil and Gas Properties

Colorado/Utah Projects
Acquisition	29,325,724	199,315	-	29,525,039
Geological and geophysical	-	5,382	-	5,382
Capitalized general and administrative	-	164,869	-	164,869
	29,325,724	369,566	-	29,695,290

Others
Acquisition	167,674	-	-	167,674
	167,674	-	-	167,674

Total US Oil and Gas Properties	$29,493,398	$369,566	$-	$29,862,964

Canadian Activities

In April 2006, the Company entered into a joint venture arrangement with Charles W.E. Dove, who had been an advisory board member of the Company since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.

Mr. Dove, a geophysicist, with over 29 years of oil & gas experience, left his geophysical consulting business to join the Company to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin.  The joint venture was incorporated as DEAL and was originally owned and funded 90% by the Company, with Mr. Dove’s company, Wild Horse, owning and funding the remaining 10%.

Effective June 1, 2007, the Company purchased 100% of Wild Horse from Mr. Dove. This purchase resulted in DEAL becoming an indirect wholly owned subsidiary of the Company.  The purchase price was based on land and reserve values established by McDaniel and Associates Consultants Ltd., an independent evaluation firm in Calgary, Alberta.  Mr. Dove continues as President and COO and Director of DEAL and is also a Director of the Company.

During Q1 and Q2 2007, DEAL concluded business agreements on four additional prospects resulting with the drilling of four wells and re-entry of a fifth.  During Q3 and Q4 2007, DEAL purchased additional lands through crown and private sales and seismic programs were conducted to evaluate land for drilling in 2008 and 2009.

During the year ended December 31, 2008, the Company made significant progress in its drilling program in Canada’s Peace River Arch, achieving a production capacity in excess of 1,000 boe/d by 2008 Q4. Highlights include:

•

Five gas wells and one oil well in British Columbia and one gas and oil well in Alberta were placed on production. Planning and execution of the tie in of 2 additional wells in the Cecil and Manning areas has been suspended due to low commodity prices and prioritization of capital expenditures. A farm out of a deeper zone at Cecil in an older suspended well bore on the property was negotiated resulting in this deeper zone being completed for production at no cost to DEAL. The farmee initiated production in January 2009 and has been producing gas at over 200 mcf/day. Another partner is being sought to farm in and drill a seismically defined shallower zone prior to tie-in of the winter 2008 well.

•

GLJ Petroleum Consultants completed an independent December 31, 2008 “Reserves Assessment and Evaluation of Canadian Oil and Gas Properties” resulting in Net Present Value 10% (NPV10) values for proven and probable reserves of $30,789,000 using the GLJ commodity price deck and $11,018,000 using the SEC Constant Price Analysis.

•

Reserve Classification as of December 31, 2008 was 52% Proven Reserves and 48% Probable Reserves.

•

December 31, 2008 reserves were 56% Light and Medium Crude Oil, 42% Natural Gas and 2% Natural Gas Liquids.

The Company has drilled or participated in drilling 16 wells on 9 of its 14 project areas, since inception of exploration activity in Canada’s Peace River Arch in late 2006. Nine wells tested gas and two tested both gas and oil. Two projects are currently suspended and negotiations to bring in a joint venture partner to carry out further completion operations are being pursued.  Three wells were tested to be non-economic and abandoned.  Of these three abandoned wells, the Company had only minor interests of 10% and 15% in two of the wells and 70% in the third well.

Testing of these wells showed total test flow capability in the Peace River Arch area of > 10 mmcfe/d production of which 50% is oil.  Maximum allowable production rates will be imposed on the oil wells and gas wells are being produced at rates to maximize total reserve recovery. At sustained test rates, prior to reduction to allowable limits, the sum of the production from all wells has been approximately 2.75 mmcf/d and 620 bopd resulting in total daily production of 1,080 boe/d.  Three non-operated wells including the Manning well described above were flow tested on completion at a combined total of over 3 mmcf/day and are waiting on operators to commence pipeline construction.

Land posting and acquisition commenced on a Montney formation natural gas prospect in British Columbia. To date 9 contiguous sections have been acquired.

As at June 30, 2009, the Company owned an average 50% working interest in approximately 39,435 acres of lands in Canada.

Investment requirements for the work program in DEAL increased as two of the wells which were drilled to evaluate deeper prospects encountered sour gas and oil in significant quantities. This required additional equipment, facilities and pipeline. The oil well is a new pool discovery and has been granted a 3 year royalty holiday subject to a total royalty free production limit of approximately 72,000 bbls. These facilities will include capacity to add development wells in the future.

Drake/Woodrush

843ha (2,108 acres) of the lands purchased in 2007 are in the Drake/Woodrush area of northeast British Columbia. The two gas wells resulting from the Q2 2007 drilling at Drake/Woodrush are tied in and producing. Initial total rate from these two wells was approximately 1,500 mcf/day net to the Company.  During the 2007/2008 winter drilling season a total of four new wells were drilled. The primary target formation for two of these wells was the Halfway on 100% working interest lands. The result was one gas well currently producing at over 1 mmcf/day and one oil well currently producing at restricted allowable rates of 160 bopd. The remaining two wells were drilled to further develop proven Notikewin sands on 92% working interest lands earned by last winter’s drilling. Working interest in lands earned last winter had been increased from 60% to 92% on 700 of the 1,400 acres earned. Interest in the remaining 700 acres remains at 100% before payout and 60% after payout.

Final locations for the 2007/2008 winter drilling were chosen based on interpretation of 3D seismic data purchased over all the Company’s working interest land in the area. These four wells were drilled and completed for production in Q1 2008. All of these are currently producing at a combined rate of approximately 3,000 mcf/day and 160 bopd. Infrastructure placed at the Drake/Woodrush site has design capabilities to handle planned development. Results to date have been encouraging and development drilling is being planned for Q3 2009 to further exploit the lands and infrastructure.

As of June 30, 2009, the Company had completed the sales of a combined 13% of the Company’s working interest in the Drake/Woodrush area.  Subsequent to June 30, 2009, the Company disposed of  an additional portion of the Company’s working interest in the Drake/Woodrush area to unrelated third parties.

Carson Creek

Effective May 1, 2009, the Company sold its entire interest in the Carson Creek area, to an arm’s length third party.

Buick Creek (Montney)

In summer 2008, DEAL acquired at government auctions of oil and gas drilling rights, a total of 2,541 hectares (6,352 gross and net acres) for the emerging Montney natural gas resource play in northeastern British Columbia.  These lands are adjacent to necessary pipeline infrastructure.   In early 2009, the Company also acquired an existing wellbore intended for re-entry and testing of the play.

Summary of Capitalized Canadian Oil and Gas Expenditures

A continuity summary of capitalized acquisition costs, exploration expenditures in the Company’s Canadian oil and gas properties for the six months ended June 30, 2009 is as follows:

	December 31, 2008		June 30, 2009

	Net Book Value	Net Expenditures	Write-off/ Depletion	Net Book Value
Canadian Oil and Gas Properties

Carson Creek
Land acquisition and retention	265	(265)	-	-
Drilling and completion	996,753	(996,753)	-	-
Equipping and facilities	760,613	(760,613)	-	-
Geological and geophysical	13,364	(13,364)	-	-
Capitalized general and administrative	16,883	(16,883)	-	-
	1,787,878	(1,787,878)	-	-

Drake
Land acquisition and retention	649,278	(80,886)	-	568,392
Drilling and completion	3,626,130	(369,305)	-	3,256,825
Equipping and facilities	4,406,117	(572,796)	-	3,833,321
Geological and geophysical	323,502	(42,055)	-	281,447
Capitalized general and administrative	84,413	520	-	84,933
	9,089,440	(1,064,522)	-	8,024,918

Montney
Land acquisition and retention	907,733	(87,977)	-	819,756
Capitalized interest	69,317	10,919	-	80,236
Capitalized general and administrative	-	1,458		1,458
	977,050	(75,600)	-	901,450

Saddle Hills
Land acquisition and retention	3,871	808	-	4,679
Drilling and completion	885,319	2,190	-	887,509
Equipping and facilities	19,540	33,982	-	53,522
Geological and geophysical	78,407	-	-	78,407
	987,137	36,980	-	1,024,117

Woodrush
Land acquisition and retention	6,323	(822)	-	5,501
Drilling and completion	2,178,660	(180,222)	-	1,998,438
Equipping and facilities	7,539,325	(872,034)	-	6,667,291
Geological and geophysical	32,806	-	-	32,806
Capitalized interest	-	(4,265)	-	(4,265)
Capitalized general and administrative	168,827	8,934	-	177,761
	9,925,941	(1,048,409)	-	8,877,532

Others
Land acquisition and retention	860,387	(745,674)	-	114,713
Drilling and completion	5,547,586	941	-	5,548,527
Equipping and facilities	182,119	755,219	-	937,338
Geological and geophysical	1,003,554	82,882	-	1,086,436
Capitalized general and administrative	363,703	38,325	-	402,028
	7,957,349	131,693	-	8,089,042

Corporate Costs
Asset retirement obligations	404,311	(49,394)	-	354,917
Depletion	(3,635,777)	-	(3,949,838)	(7,585,615)
	(3,231,466)	(49,394)	(3,949,838)	(7,230,698)

Total Canadian Oil and Gas Properties	$27,493,329	$(3,857,130)	$(3,949,838)	$19,686,361

The following table summarizes the breakdown of capital expenditures by type for the three months and six months ended June 30, 2009 and 2008:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

Land acquisition and retention	(1,055,789)	(164,764)	(914,816)	446,960
Drilling and completion	(1,699,093)	1,252,348	(1,543,149)	7,786,596
Equipping and facilities	(1,515,973)	4,381,569	(1,416,242)	8,933,291
Geological and geophysical	11,331	102,703	27,463	244,392
Capitalized general and administrative	(144,081)	-	32,354	-
	(4,403,605)	5,571,856	(3,814,390)	17,411,239

Daily Production

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
By Product
Natural gas (mcf/d)	2,283	2,024	2,322	2,024
Natural gas liquids (bbls/d)	7	3	8	3
Oil (bbls/d)	166	-	262	-
Total (boe/d)	554	340	657	340

The production for the three months and six months ended June 30, 2009 averaged 554 boe per day and 657 boe per day respectively, an increase of 63 percent and 93percent compared to the three months and six months ended June 30, 2008, due to the fact that the oil producing wells had not commenced production yet by June 2008.

URANIUM EXPLORATION PROJECTS

In January 2005, Dejour announced its entry into the business of exploration for uranium with the staking of its first mining claims located in the Athabasca Basin in northern Saskatchewan (the “Basin”).  The Basin is the number one uranium address in the world.  In less than 2 years the Company staked or acquired mineral rights to 68 claims and 4 permits consisting of 966,969 acres (391,320 hectares) with the Company owning 100% of the interest.  The Company had spent approximately $7.0 million in acquisition and exploration on its uranium properties.

During October 2006 the Company announced a transaction with Titan whereby Titan acquired Dejour’s uranium properties and in return Dejour received 17,500,000 common shares of Titan and 3,000,000 Titan warrants while retaining a 1% net smelter return royalty (“NSR”) and a carried 10% working interest to completed bankable feasibility study following which the Company could elect to convert its 10% carried interest to another 1% NSR.

According to an Estimate Valuation Report by independent business valuator BDO Dunwoody Valuation Inc., dated March 29, 2007, the estimated value of the 17,500,000 common shares of Titan and 3,000,000 Titan warrants received were approximately $36,500,000. This figure excludes the values for the 1% NSR and 10% carried interest.  A gain on disposition of $30,000,000 was recognized in 2006.  During the six months ended June 30, 2009, the Company sold all of its investment in Titan but maintains its 10% carried interest and 1% NSR.

Current Uranium Holdings

As at June 30, 2009, the Company held a 10% carried interest and 1% NSR in 966,969 acres of uranium exploration claims and leases.  The carrying values of the Company’s 10% carried interests were $681,991 as at June 30, 2009 and $696,991 as at December 31, 2008.

SHARE CAPITAL

The following is a summary of share transactions for the six months ended June 30, 2009 and for the fiscal year ended December 31, 2008:

	Common Shares	Value

Balance at December 31, 2007	70,128,329	$ 61,393,964

- For conversion of convertible debentures	884,242	1,214,497
- For cash on exercise of stock options	1,681,048	887,621
- For cash on exercise of warrants	958,263	1,447,464
- Contributed surplus reallocated on exercise of stock options	-	532,531
- Renounced flow through share expenditures	-	(536,900)

Balance at December 31, 2008	73,651,882	$ 64,939,177

- For cash on exercise of stock options	73,630	20,248
- For settlement of debt (Note 7)	8,030,303	2,650,000
- Contributed surplus reallocated on exercise of stock options	-	14,075

Balance at June 30, 2009	81,755,815	$ 67,623,500

As at August 5, 2009, the Company had 81,795,087 issued and outstanding common shares.

STOCK OPTIONS AND SHARE PURCHASE WARRANTS

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2007	5,627,481	$ 1.49	1.96 years
Options granted	4,945,000	0.88
Options exercised	(1,681,048)	0.53
Options cancelled and expired	(1,693,053)	1.83

Balance, December 31, 2008	7,198,380	$ 1.22	2.94 years
Options granted	2,667,000	0.46
Options exercised	(73,630)	0.28
Options cancelled and expired	(4,338,750)	1.72

Balance, June 30, 2009	5,453,000	$0.456	3.84 years

Details of stock options vested and exercisable as at June 30, 2009 are as follows:

Number of Options Outstanding and vested	Exercise Price	Weighted Average Remaining Contractual Life (Years)
36,000	$ 0.275	0.34
759,625	0.450	2.90
148,000	0.550	1.03

943,625	$ 0.459	2.51

As at June 30, 2009, 36,000 outstanding and vested options were “in the money” (the exercise price was less than the market trading price).  If these options were fully exercised, the Company would realize approximately $10,000 in additional capital.

STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

The following table summarizes information about share purchase warrants:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2007	2,372,531	$ 3.15	1.31 years
Warrants issued	884,242	1.53
Warrants exercised	(958,263)	1.53
Warrants expired	(194,381)	1.53

Balance, December 31, 2008	2,104,129	$ 3.35	0.40 years
Warrants issued	6,015,151	0.53
Warrants exercised	-	-
Warrants expired	(2,104,129)	3.35

Balance, June 30, 2009	6,015,151	$ 0.53	3.98 years

Details of warrants outstanding as at June 30, 2009 are as follows:

Number of Warrants Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (Years)
2,000,000	$ 0.50	1.98
4,015,151	$ 0.55	4.98

6,015,151	$ 0.53	3.98

RELATED PARTY TRANSACTIONS

a)

During the six months ended June 30, 2009 and 2008, the Company entered into the following transactions with related parties as a result of ongoing consulting agreements which automatically renew on a year-to-year basis:

i)

The Company incurred a total of $175,835 (2008 – $373,838) in consulting fees to private companies controlled by officers of the Company.

ii)

DEAL incurred a total of $58,325 (2008 – $97,833) in consulting fees to a private company controlled by the President of DEAL.

b)

During the six months ended June 30, 2009 and 2008, the Company received total rental income of $15,000 (2008 – $13,200) from private companies controlled by officers of the Company.

c)

During the six months ended June 30, 2009 and 2008, DEAL incurred a total of $69,013 (2008 – $45,076) in rent expenses to a private company controlled by the President of DEAL.

d)

On September 12, 2008, as consideration for a private company controlled by the CEO of the Company agreeing to postpone the $2,000,000 promissory note and providing the additional loan of $600,000, the private company was granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, the private company must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the lands in the emerging “Montney” natural gas resource play in northeastern British Columbia.  The private company is also required to pay its pro-rata share of the operating costs.  In February 2009, the private company controlled by the CEO of the Company exercised its option and elected to become a working interest partner with DEAL.  The option price was $90,642.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

RESULTS OF OPERATIONS – THREE MONTHS ENDED JUNE 30, 2009 AND 2008

Summary of Operational Highlights

DEAL Production and Netback Summary

	Three Months	Three Months
	Ended	Ended
	June 30,	June 30,
	2009	2008
Production Volumes:
Oil (bbls)	15,107	-
Gas (mcf)	207,748	184,200
Natural gas liquids (bbls)	670	254
Total (boe)	50,402	30,954

Average Price Received:
Oil ($/bbls)	59.88	-
Gas ($/mcf)	3.88	11.34
Natural gas liquids ($/bbls)	49.41	136.20
Total ($/boe)	34.61	69.78

Royalties ($/boe)	(0.45)	15.38
Operating Expenses ($/boe)	18.60	14.06

Netbacks ($/boe)	16.45	40.35

Revenues

	Three months ended June 30, 2009	Three months ended June 30, 2008
Revenue
Natural gas	$ 744,529	$ 2,148,892
Oil	904,567	-
Natural gas liquids	33,099	71,785
Total oil and gas revenue	1,682,195	2,220,677

For the three months ended June 30, 2009, the Company recorded $938,000 in crude oil and natural gas liquids sales and $745,000 in natural gas sales as compared to $72,000 in natural gas liquids sales and $2,149,000 in natural gas sales for the three months ended June 30, 2008.  The decrease in total revenues for the three months ended June 30, 2009 over the three months ended June 30, 2008 was due to a combination of significantly lower natural gas and natural gas liquids prices in 2009 and the fact that the oil producing wells had not commenced production yet by June 2008.

The following table summarizes the commodity prices realized by the Company and the crude oil and natural gas benchmark prices for the three months ended June 30, 2009 and June 30, 2008:

	Three months ended June 30, 2009	Three months ended June 30, 2008
Dejour Average Prices
Natural gas ($/mcf)	$ 3.88	$ 11.34
Oil ($/bbl)	59.88	-
Natural gas liquids ($/boe)	49.41	136.20
Total average Price ($/boe)	$ 34.61	$ 69.78

Benchmark Pricing
Crude oil - Edmonton Par Price (Cdn$ per bbl)	62.90	126.07
Natural gas - AECO-C Spot ($ per mcf)	$ 3.62	$ 10.22

Average natural gas sales prices decreased 66% to $3.88 per mcf in the second quarter of 2009, compared to $11.34 per mcf in the second quarter of 2008.  During the second quarter of 2009, AECO-C daily spot prices for natural gas decreased 65% compared to the second quarter of 2008 and the AECO monthly index for the same period decreased 61%.  This decrease reflects the ongoing concern of an oversupply in natural gas markets.

Oil prices received for the second quarter of 2009 were $59.88 per barrel ("bbl"), which is a 100% increase from the second quarter of 2008.  This is due to the fact that the oil producing wells had not commenced production yet by June 2008.  The price realized for natural gas liquids in the second quarter of 2009 was $49.41 per bbl, a decrease of 64% from $136.2 per bbl in the second quarter of 2008. Overall, oil and natural gas liquids prices have declined substantially, as the worldwide economic slowdown has reduced demand for commodities.

Royalties

	Three months ended June 30, 2009	Three months ended June 30, 2008
Royalties
Crown	$ (125,494)	$ 327,122
Freehold and GORR	102,975	151,027
Total royalties	$ (22,519)	$ 478,149

$ per boe	$ (0.45)	$ 15.38
As a percentage of oil and gas revenue	-1%	22%

Royalties for the three months ended June 30, 2009 and June 30, 2008 were ($23,000) or ($0.45) per boe as compared to $478,000 or $15.38 per boe respectively.  The decrease was due to the fact that the Company submitted certain data to the Province of BC and was successful in obtaining a royalty credit.  The $280,000 refund from the BC government was received subsequent to June 30, 2009.

Operating and Transportation Expenses

Operating and transportation expenses include all costs associated with the production of oil and natural gas and the transportation of oil and natural gas to the processing plants.  The major components of operating expenses include labour, equipment maintenance, workovers, fuel and power.  Operating and transportation expenses for the three months ended June 30, 2009 were $875,000 or $18.60 per boe as compared to $508,000 or $14.06 per boe for the three months ended June 30, 2008.  The decrease was primarily due to the fact that the oil producing wells had not commenced production yet by June 2008.

General and Administrative Expenses

For the three months ended June, 2009, the Company’s general and administrative expenses decreased by $137,000, compared to the same period ended June 30, 2008.  Major components of the decrease were decreases of $199,000 in fees for management and consultants, $44,000 in travel and accommodation, and $15,000 in office and general expenses, offset by increases of $121,000 in salaries and benefits.

The decreases in fees for management and consultants, travel and accommodation, and office and general expenses from the three months ended June 30, 2009 to the same period ended June 30, 2008 was a result of the Company’s efforts in cutting down its costs during the economic downturn.  The increases in rent and salaries and benefits were mainly as a result of the setup of the Denver office and the expansion of the Calgary office.

Interest and Finance Fees

During the three months ended June 30, 2009, the Company recorded interest and finance fees of $185,000, compared to $88,000 for the same period ended June 30, 2009.  The increase is primarily a result of the loan from related party obtained in May 2008, the loan from working interest partner obtained in June 2008, and the revolving operating loan facility obtained in August 2008.

Amortization, Depletion and Accretion

For the three months ended June 30, 2009, amortization and depletion of property and equipment and the accretion of the asset retirement obligations was $1,264,000 compared to $197,000 for the same period ended June 30, 2008.  The increase was primarily because of the lower overall production volume for the three months ended June 30, 2008, due to the fact that the oil producing wells had not commenced production yet by June 2008.

Stock Based Compensation

During the three months ended June 30, 2009, the Company recorded non-cash stock based compensation expense of $107,000 compared to $938,000 for the same period ended June 30, 2008.  The stock based compensation expense was lower, because many of the options previously granted had been fully vested. The Company determined the fair value of stock options using the Black-Scholes option pricing model. The compensation cost was measured at the date of grant and was expensed over the vesting period for employees and over the service life for consultants.

Income Taxes

Future income tax recovery in the three months ended June 30, 2009 was $299,000, as compared to recovery of $Nil in the same period ended June 30, 2008.  The balance of the Company’s future income tax liability as at June 30, 2009, which arose because the accounting net book value assigned to the oil and gas properties was in excess of the value of the tax pools, was lower than the balance as at March 31, 2009, resulting in future income tax recoveries for the three months ended June 30, 2009.

Net Loss and Other Items

The Company’s net loss for the three months ended June 30, 2009 was $781,000 or $0.01 per share, compared to a net loss of $1,144,000, or $0.02 per share for the three months ended June 30, 2008.  Included in the net loss for three months ended June 30, 2008 was an equity loss from Titan of $161,000, which related to the Company’s proportionate share of Titan’s loss for the period.  There is no equity loss from Titan for the current period, because the Company sold the majority of its investment in Titan in Q1 2009.

Foreign exchange gas increased by $487,000 as a result of the lower US-Canadian exchange rate and the positive impact it had on the loan from working interest partner denominated in US dollars.

RESULTS OF OPERATIONS – SIX MONTHS ENDED JUNE 30, 2009 AND 2008

Summary of Operational Highlights

DEAL Production and Netback Summary

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2009	2008
Production Volumes:
Oil (bbls)	47,506	-
Gas (mcf)	420,347	184,200
Natural gas liquids (bbls)	1,396	254
Total (boe)	118,961	30,954

Average Price Received:
Oil ($/bbls)	47.72	-
Gas ($/mcf)	4.34	11.34
Natural gas liquids ($/bbls)	46.18	136.20
Total ($/boe)	34.94	69.78

Royalties ($/boe)	4.24	15.38
Operating Expenses ($/boe)	16.86	14.06

Netbacks ($/boe)	14.44	40.35

Revenues

	Six months ended June 30, 2009	Six months ended June 30, 2008
Revenue
Natural gas	$ 1,763,349	$ 2,148,892
Oil	2,266,784	-
Natural gas liquids	64,488	71,785
Field operations	18,713	-
Total oil and gas revenue	4,113,334	2,220,677
Realized financial instrument gain	289,561	-
Total revenue	$ 4,402,895	$ 2,220,677

For the six months ended June 30, 2009, the Company recorded $2,331,000 in crude oil and natural gas liquids sales, $1,763,000 in natural gas sales and $19,000 in field operations sales as compared to $72,000 in crude oil and natural gas liquids, $2,149,000 in natural gas sales and $nil in field operations sales for the six months ended June 30, 2008.  The increase in revenues for the six months ended June 30, 2009 over the six months ended June 30, 2008 was due to the commencement of oil and gas production in April 2008.

The following table summarizes the commodity prices realized by the Company and the crude oil and natural gas benchmark prices for the six months ended June 30, 2009 and June 30, 2008:

	Six months ended June 30, 2009	Six months ended June 30, 2008
Dejour Average Prices
Natural gas ($/mcf)	$ 4.34	$ 11.34
Oil ($/bbl)	47.72	-
Natural gas liquids ($/boe)	46.18	136.20
Total average Price ($/boe)	$ 34.94	$ 69.78

Benchmark Pricing
Crude oil - Edmonton Par Price (Cdn$ per bbl)	56.28	111.79
Natural gas - AECO-C Spot ($ per mcf)	$ 4.27	$ 9.06

Average natural gas sales prices decreased 62% to $4.34 per mcf in the first half of 2009, compared to $11.34 per mcf in the first half of 2008.  During the first half of 2009, AECO-C daily spot prices for natural gas decreased 53% compared to the first half of 2008.  This decrease reflects the ongoing concern of an oversupply in natural gas markets.

Oil prices received for the first half of 2009 were $47.72 per barrel ("bbl"), which is a 100% increase from the first half of 2008.  This is due to the fact that the oil producing wells had not commenced production yet by June 2008.  The price realized for natural gas liquids in the first half of 2009 was $46.18 per bbl, a decrease of 66% from $136.2 per bbl in the first half of 2008. Overall, oil and natural gas liquids prices have declined substantially, as the worldwide economic slowdown has reduced demand for commodities.

Royalties

	Six months ended June 30, 2009	Six months ended June 30, 2008
Royalties
Crown	$ 227,283	$ 327,122
Freehold and GORR	276,554	151,027
Total royalties	$ 503,837	$ 478,149

$ per boe	$ 4.24	$ 15.38
As a percentage of oil and gas revenue	12%	22%

Royalties for the six months ended June 30, 2009 and June 30, 2008 were $504,000 or $4.24 per boe as compared to $478,000 or $15.38 per boe respectively.  The increase for the six months ended June 30, 2009 over the six months ended June 30, 2008 was due to the commencement of oil and gas production in April 2008.  Royalty rate % decreased, because the oil well in Woodrush that commenced production in Q3 2008 has a royalty holiday.  Lower gas prices also contributed to the lower royalty rate.

Operating and Transportation Expenses

Operating and transportation expenses include all costs associated with the production of oil and natural gas and the transportation of oil and natural gas to the processing plants.  The major components of operating expenses include labour, equipment maintenance, workovers, fuel and power.  Operating and transportation expenses for the six months ended June 30, 2009 were $1,892,000 or $16.86 per boe as compared to $508,000 or $14.06 per boe for the six months ended June 30, 2008.  The increase was primarily due to the commencement of oil and gas production in April 2008.

General and Administrative Expenses

For the six months ended June, 2009, the Company’s general and administrative expenses decreased by $446,000, compared to the same period ended June 30, 2008.  Major components of the decrease were decreases of $319,000 in investor relations, decreases of $199,000 in fees for management and consultants, $64,000 in travel and accommodation, and $37,000 in office and general expenses, offset by increases of $18,000 in rent, and $155,000 in salaries and benefits.

Investor relations expenses decreased in the six months ended June 30, 2009 compared to the same period ended June 30, 2008, as the Company cut back on investor relations activities in light of the poor market conditions.  The decreases in fees for management and consultants, travel and accommodation, and office and general expenses from the six months ended June 30, 2009 to the same period ended June 30, 2008 was a result of the Company’s efforts in cutting down its costs during the economic downturn.  The increases in rent and salaries and benefits were mainly as a result of the setup of the Denver office and the expansion of the Calgary office.

Interest and Finance Fees

During the six months ended June 30, 2009, the Company recorded interest and finance fees of $385,000, compared to $138,000 for the same period ended June 30, 2009.  The increase is primarily a result of the loan from related party obtained in May 2008, the loan from working interest partner obtained in June 2008, and the revolving operating loan facility obtained in August 2008.

Amortization, Depletion and Accretion

For the six months ended June 30, 2009, amortization and depletion of property and equipment and the accretion of the asset retirement obligations was $3,975,000 compared to $204,000 for the same period ended June 30, 2008.  The increase was due to the commencement of oil and gas production in April 2008.

Stock Based Compensation

During the six months ended June 30, 2009, the Company recorded non-cash stock based compensation expense of $317,000 compared to $1,711,000 for the same period ended June 30, 2008.  The stock based compensation expense was lower, because many of the options previously granted had been fully vested. The Company determined the fair value of stock options using the Black-Scholes option pricing model. The compensation cost was measured at the date of grant and was expensed over the vesting period for employees and over the service life for consultants.

Income Taxes

Future income tax recovery in the six months ended June 30, 2009 was $1,078,000, as compared to recovery of $621,000 in the same period ended June 30, 2008.  The future income tax recovery for the six months ended June 30, 2008 was a result of the Company’s renunciation of $1,820,000 of Canadian Exploration Expenditures (“CEEs”) to investors in February 2008.  Under Canadian generally accepted accounting principles, the renunciation of CEEs results in future income tax liabilities and share issuance costs.  The Company’s previously unrecognized future income tax assets relating to loss carry forwards were offset against future income tax liabilities from the renunciation of CEEs, resulting in future income tax recoveries.  The balance of the Company’s future income tax liability as at June 30, 2009, which arose because the accounting net book value assigned to the oil and gas properties was in excess of the value of the tax pools, was lower than the balance as at December 31, 2008, resulting in future income tax recoveries for the six months ended June 30, 2009.

Net Loss and Other Items

The Company’s net loss for the six months ended June 30, 2009 was $3,230,000 or $0.04 per share, compared to a net loss of $2,701,000, or $0.04 per share for the six months ended June 30, 2008.  Included in the net loss for six months ended June 30, 2009 was a non-cash equity loss from Titan of $142,000.  Included in the net loss for six months ended June 30, 2008 was an equity loss from Titan of $479,000. The equity loss from Titan relates to the Company’s proportionate share of Titan’s loss in the current period.

Interest and other income increased by $100,000, because the Company started receiving management fee income for financial advisory and project management services provided to a working interest partner in Q2 2008.  The loss on disposition of investment increased by $265,000, because the Company sold all of its investment in Titan during the six months ended June 30, 2009.  Foreign exchange gain increased by $261,000 as a result of the lower US-Canadian exchange rate and the positive impact it had on the loan from working interest partner denominated in US dollars.

SUMMARY OF QUARTERLY RESULTS

The following summary for the eight most recently completed financial quarters ending June 30, 2009 details pertinent financial and corporate information, which is unaudited and prepared by Management of the Company. For more detailed information, refer to related consolidated financial statements.

Quarter ended	June 30, 2009 $	March 31, 2009 $	December 31, 2008 $	September 30, 2008 $	June 30, 2008 $	Mar. 31, 2008 $	Dec. 31, 2007 $	Sept. 30, 2007 $
Revenues	1,787,524	2,978,813	1,853,482	1,761,650	2,339,098	158,774	211,569	196,573
Net loss	(780,872)	(2,449,058)	(15,151,051)	(3,038,792)	(1,143,679)	(1,557,231)	(20,667,153)	(2,250,133)
Loss per share	(0.01)	(0.03)	(0.21)	(0.04)	(0.02)	(0.02)	(0.43)	(0.03)
Fully diluted loss per share	(0.01)	(0.03)	(0.21)	(0.04)	(0.02)	(0.02)	(0.43)	(0.03)

The revenues for the quarters from July 1, 2007 to December 31, 2007 were fairly consistent.  The revenues for the quarter ended March 31, 2008 decreased slightly compared to the previous quarters due to a lower average cash balance during the period.  The cash balance had been decreasing over the past two years, as a result of increasing investments in oil and gas properties.  However, the revenues for the quarters from April 1, 2008 to June 30, 2009 increased significantly from the previous quarters, due to the commencement of oil and gas production in April 2008.

The net loss and loss per share for the quarters from July 1, 2007 to September 30, 2008 and for the quarters from January 1, 2009 to June 30, 2009 were fairly consistent.  The net loss and loss per share for the quarter ended December 31, 2007 and for the quarter ended December 31, 2008 were considerably higher as a result of an impairment of investment in Titan of $21,581,000 and $12,990,343, recorded in 2007 and 2008 respectively. The impairment was the book value of the investment in Titan written down to the fair market value as at December 31, 2008 and 2007.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, bank line of credit, accounts payable, and loans from related party and working interest partner.  Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity.  Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments.  No value or discounts have been assigned to such instruments as there is no reliable basis to determine fair value until properties are in development or production and reserves have been determined.

From time to time, the Company enters into derivative contracts such as forwards, futures and swaps in an effort to mitigate the effects of volatile commodity prices and protect cash flows to enable funding of its exploration and development programs.  Commodity prices can fluctuate due to political events, meteorological conditions, disruptions in supply and changes in demand.  As at December 31, 2008, the Company had outstanding a natural gas derivatives contract for 1,000 gigajoules (“GJ”) per day for the period from January 1, 2009 to December 31, 2009.  This contract consisted of a $6.27 CAD per GJ forward sale agreement.  During the six months ended June 30, 2009, a gain of $289,561 was realized under this contract.

The fair values of unsettled financial instruments are recorded as an asset or liability with the change in the fair value recorded in accumulative other comprehensive income.  There were no unsettled financial instruments as of June 30, 2009.

LIQUIDITY AND CAPITAL RESOURCES

The capital requirements of the Company have historically been met by equity financing. The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.

As at June 30, 2009, the Company reduced its working capital deficit to $3,392,000 from $12,712,000 as at December 31, 2008.  The working capital deficit was mainly due to significant accounts payable resulting from the operation of oil and gas production, the bank line of credit secured during Q3 2008, and the loan from related party that is due on July 1, 2010.

The Company had cash and cash equivalents of $521,000 as at June 30, 2009 as compared to $407,000 as at December 31, 2008.  In addition to the cash balance, the Company also had accounts receivable of $786,000, most of which related to June 2009 oil and gas sales and had been received subsequent to June 30, 2009.  Subsequent to June 30, 2009, the Company realized an additional $1,260,000 from disposal of working interest in oil and gas properties.

As at June 30, 2009, the Company had no shares of Titan outstanding.  During the six months ended June 30, 2009, the Company realized cash proceeds of $2,305,491 from the sale of 16,750,000 Titan shares.

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. The promissory note was secured by the assets, equipment, fixtures, inventory and accounts receivable of DEAL, bore interest at the Royal Bank of Canada Prime Rate per annum, and had a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee were payable on demand after August 15, 2008, upon 10 days written notice by the lender.  Upon securing the bank line of credit, the private company controlled by the CEO of the Company signed a subordination and postponement agreement which restricted the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants.  $1,950,000 were advanced on the promissory note during the year ended December 31, 2008.  Repayments of $90,642 and $59,358 were made on March 5, 2009 and on April 3, 2009 respectively, and as at June 22, 2009, $1,800,000 remained outstanding.

On June 22, 2009, in an effort to reduce the Company’s debt, the Company entered into an agreement with the private company controlled by the CEO of the Company.  Pursuant to the agreement, $450,000 of the debt were converted into a 12% note due on January 1, 2010.  The due date is extendable until July 1, 2010 by a 6% bonus payable in shares.  $450,000 of the debt were converted into 1,363,636 common shares at a deemed price of $0.33 per share and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The remaining $900,000 will be converted into minority property interests in certain of the Company’s Canadian oil and gas leases.

On August 11, 2008, the Company borrowed $600,000 from a private company controlled by the CEO of the Company.  The loan was secured by all assets of the Company, repayable on demand, bore interest at the Canadian prime rate per annum, and had a loan fee of 1% of the outstanding amount per month.  On March 19, 2009, a repayment of $600,000 was made and as at June 30, 2009, no balance remained outstanding.

On June 18, 2008, a promissory note with a face value of US $4,000,000 was issued to Brownstone, a working interest partner in the Colorado/Utah Projects.  The proceeds were used for the acquisition of additional acreage interests.  The promissory note was secured by a general security agreement issued by the Company and bore interest at 5% per annum. The principal and interest were repayable by the earlier of the Company completing an equity or debt financing and July 1, 2009.  On July 1, 2008, a repayment of $222,948 (US$220,000) was made and as at June 22, 2009, $4,767,714 (US$3,780,000) remained outstanding.  On June 22, 2009, the Company negotiated an agreement with Brownstone, which allowed the Company to convert a portion of its debt to Brownstone to equity units and a new one-year term debt note. Under the agreement, US$2,000,000 of the debt were converted into 6,666,667 common shares at a deemed price of C$0.33 per share and 3,333,333 common share purchase warrants exercisable at a price of C$0.55 for a period of 5 years.  The remaining US$1,780,000 of the debt were converted into a Canadian dollar denominated 12% note due on July 1, 2010, with a face value of CAD$3,070,140.

In August 2008, DEAL secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000.  This facility, secured by DEAL’s oil and gas assets in Canada, was at interest rate of Canadian prime plus 1%.  As at June 30, 2009, $1,650,000 had been drawn on the line of credit.  In April 2009, the terms of the Company‘s bank line of credit were restructured.  Effective April 1, 2009, the facility was reduced from $7,000,000 to $6,100,000, and the interest rate was increased from Canadian prime rate plus 1% to Canadian prime rate plus 3%.  Subsequent to June 30, 2009, DEAL secured an agreement with the Canadian Bank to extend the facility to October 31, 2009.  Effective July 31, 2009, the facility was reduced from $6,100,000 to $1,780,000, and the interest rate was decreased from Canadian prime rate plus 3% to Canadian prime rate plus 2%.

During the six months ended June, 2009, the Company received $20,000 from exercised stock options and paid $795,000 of cash on specific oil and gas properties.  As at June 30, 2009, 36,000 outstanding and vested options were “in the money” (the exercise price was less than the market trading price).  If these options were fully exercised, the Company would realize approximately $10,000 in additional capital.

The Company currently has no off-balance sheet arrangements.

In Q2 2009, the Company has successfully reduced its debt and its working capital deficit significantly by disposing of non-strategic producing assets and by re-negotiating loan agreements.  In management’s opinion, the Company has sufficient funds to meet the Company’s general and administration expenses for the ensuing twelve months and to continue with work on the planned exploration and development activities.

CONTINGENCY

The Company is involved in a termination claim and litigation from a former officer and director arising in the normal course of business.  While the outcome of this matter is uncertain and there can be no assurance that the matter will be resolved in the Company’s favour, the Company does not currently believe that the outcome of an adverse decision in the proceeding related to this matter or any amount which it may be required to pay by reason thereof having a material adverse impact on its financial position, results of operations or liquidity is unlikely.  The Company believes the claim is without merit and will vigorously defend its position.

SUBSEQUENT EVENTS

a)

Bank Line of Credit

Subsequent to June 30, 2009, the terms of the Company‘s revolving operating loan facility with a Canadian Bank were amended to a loan facility expiring October 31, 2009.  Effective July 31, 2009, the facility was reduced from $6,100,000 to $1,780,000, and the interest rate was decreased from Canadian prime rate plus 3% to Canadian prime rate plus 2%.  The adjusted working capital ratio requirement was also waived by the Canadian Bank for the three-month period ending June 30, 2009.

b)

Sale of Oil and Gas Properties

Subsequent to June 30, 2009, the Company realized an additional $1,260,000 from the disposal of oil and gas properties.

c)

Hedging

Subsequent to June 30, 2009, the Company entered into an oil derivatives contract for 100 bbls per day for the period from September 1, 2009 to April 30, 2010.  This contract consisted of a $81.60 CAD per bbl forward sale agreement.

RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Policies

(i)

Effective January 1, 2009, the Company adopted the new recommendations of the CICA under CICA Handbook Section 3064 Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The adoption of this new standard had no effect on the amounts disclosed in the financial statements.

(ii)

Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee EIC-173, Credit Risk and the Fair value of Financial Assets and Liabilities, which requires that an entity should take into account the credit risk of the entity and the counterparty in determining the fair value of financial assets and financial liabilities.  This guidance is adopted retrospectively, with restatement.   No retroactive revision was disclosed related to the prior period as there were no effects on the fair values of financial assets and financial liabilities.

(iii)

Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee EIC-174, Mining Exploration Costs, which provides guidance on the accounting and the impairment review of exploration costs.  The adoption of this EIC did not have an effect on the Company’s financial statements.

Future Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

(i)

The CICA issued the following new Sections: 1582 Business Combinations, 1601 Consolidations, and 1602 Non-Controlling Interest.  These standards are effective January 1, 2011.  The impact of the adoption of these standards on the Company’s financial statements has not yet been determined.

(ii)

On February 13, 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that the effective date for the convergence of Canadian Generally Accepted Accounting Principles (“GAAP”) for publicly accountable entities to International Financial Reporting Standards (“IFRS”) will be fiscal years beginning on or after January 1, 2011, including comparatives for 2010.

The International Accounting Standards Board (“IASB”) has also issued an exposure draft relating to certain amendments and exemptions to IFRS 1. It is anticipated that this exposure draft will not result in an amended IFRS 1 standard until late 2009.  The amendment, if implemented, will permit the Company to apply IFRS prospectively by utilizing its current reserves at the transition date to allocate the Company’s full cost pool, with the provision that an impairment test, under IFRS standards, be conducted at the transition date.

Although the amended IFRS 1 standard would provide relief, the changeover to IFRS represents a significant change in accounting standards and the transition from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and reported results of operations.

In response, the Company is currently establishing a preliminary timeline for the execution and completion of the conversion project.  During 2009, the Company will perform an in-depth review of the significant areas of differences between Canadian GAAP and IFRS and the potential effects of IFRS to accounting and reporting processes, information systems, business processes including internal controls over financial reporting and external disclosures.  The Company will also select from transitional options and determine ongoing IFRS policies.  Staff training programs will continue in 2009 as the project unfolds.

DISCLOSURE OF INTERNAL CONTROLS

The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2009. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at June 30, 2009 to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would be made known to them.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”), as such term is defined in NI 52-109, for the Company. They have, as at June 30, 2009, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer of the Company are able to certify the design of the Company’s internal control over financial reporting with no significant weaknesses in design of these internal controls that require commenting on in the MD&A.

It should be noted that while the officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors who review accounting, auditing, internal controls and financial reporting matters.

NON-GAAP MEASURE

Within the MD&A references are made to terms commonly used in the oil and gas industry.  The term “netbacks” is not defined by GAAP in Canada and is referred to as a non-GAAP measure.  Netbacks equal total revenue less royalties, operating costs and general and administrative costs on a boe basis.  Total boes are calculated by multiplying the daily production by the number of days in the period.

BOE PRESENTATION

Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “boe” may be misleading if used in isolation.  A boe conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

FORWARD LOOKING STATEMENTS

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

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